Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cigna Corporation and Express Scripts Holding Company
(Commission File No. 001-08323)
Date: March 8, 2018

On March 8, 2018 Cigna Corporation made the following talking points and Q&A available.

Stakeholder Talking Points & Q&A

Contents
Talking Points	1
Clients & Brokers	1
Health Care Providers/Facilities/National Ancillaries	2
Pharma Suppliers	3
Non-Pharma Suppliers	4
Q&A	4
Clients & Brokers	4
General	4
Rx Specific	9
Health Care Providers/Facilities/National Ancillaries	10
Pharma Suppliers	11
Non-Pharma Suppliers	13
Talking Points

Clients & Brokers
•
Earlier today, Cigna announced it is acquiring Express Scripts, a pharmacy services company, to create an expanded portfolio of health services that offers greater choice, alignment and value for everyone we serve.

•
The combined company will build on the success of Cigna and Express Scripts, bringing together two innovative, complementary and customer-centric health services leaders to chart a healthier, more affordable, and more personalized health care journey for consumers.

•
The benefits of this acquisition are clear. Through our integrated care offering, we will continue to deliver industry leading medical cost trend, a content rich repository of actionable data, and enhanced quality of care. Additionally, this will allow for early prediction, prevention and interventions for diseases and conditions, leading to better health care outcomes.

•
Both Express Scripts and Cigna bring diverse and proven capabilities to the health care value chain.  Our combined services will continue to be delivered in a manner that enables our clients and their employees to exercise choice by designing and using benefits that are tailored and priced specific to their health needs.

o
For example, the combination of the industry-leading specialty drug care and greater distribution will provide better access for Cigna customers and closer connections with the physicians providing that care.

•
We will continue operating our business as usual, delivering quality health products and services ensuring our employer clients, broker partners and individual customers have access to the care they need.

•
We remain committed to delivering incremental value to the marketplace through strengthened manufacturer relationships and a focus on the health outcomes of drug expenditures. We are confident in our solutions. This alignment puts on a path to improved affordability and better outcomes.

•
We are very excited about the opportunities this combination creates for our company as it underscores our belief that individuals engaged in the health care system in an integrated way receive better care. We will continue to communicate with you as information becomes available.

***
Health Care Providers/Facilities/National Ancillaries

•
Earlier today, Cigna announced it is acquiring Express Scripts, a pharmacy services company, to create an expanded portfolio of health services that offers greater choice, alignment and value for everyone we serve.

•
The combined company will build on the success of Cigna and Express Scripts, bringing together two innovative, complementary and customer-centric health services leaders to chart a healthier, more affordable, and more personalized health care journey for consumers.

•
The benefits of this acquisition are clear. Through our combined efforts to deliver real-time, holistic information about your patients, our health care providers will be able to focus their clinical capabilities on what matters most, their patients.

•
We will also accelerate our joint strategy of promoting value-based care as you are given the tools to better care for your patients. These changes will occur rapidly, being shaped by the input from our customers, providers, clients, and other stakeholders.

•
This announcement does not alter our current day-to-day operations or our relationships. This news also does not have an impact on the benefits members have today, and does not alter any of our health plans' agreements with physicians, hospitals and other health care clinicians.

•
We will continue operating our business as usual, delivering quality health products and services in an open architecture and ensuring our employer clients, broker partners and individual customers have access to the care they need.

•
We are very excited about the opportunities this combination creates for our company, including improving holistic, personal and data-driven, value based care. We will continue to communicate with you as information becomes available.

•	Here is what we need from our valued Health Care Providers:
o	Operate in a "business as usual" manner
o	Continue to deliver superior uninterrupted quality of care and focus on our patients
o	Honor all terms and conditions in our contracts

•	As we learn more, we are committed to communicating with you as pertinent information becomes available.
•	We welcome and, in fact, seek your input to help us achieve our goal of improving health, affordability, customer and provider experience.

Pharma Suppliers

•
Earlier today, Cigna announced it is acquiring Express Scripts, a pharmacy services company, to create an expanded portfolio of health services that offers greater choice, alignment and value for everyone we serve.

•
The combined company will build on the success of Cigna and Express Scripts, bringing together two innovative, complementary and customer-centric health services leaders to chart a healthier, more affordable, and more personalized health care journey for consumers.

•
We understand there will be a lot of questions regarding the long-term model and how the pending transaction may impact our relationship - and we are committed to open communications with all our partners as decisions are made.

•
We truly value our relationship with you and appreciate the services that [Supplier Name] provides. It is important for both of us to stay focused on delivering the seamless service and best in class quality for our customers and clients every day. We will depend on your continued predictability and reliability of services as we have in the past.  If there is concern regarding this focus on either of our teams at any time, you should contact us immediately.

•	We will continue operating our business as usual, delivering quality health products and services and ensuring our employer clients and individual customers have access to the care they need.

•
Until the transaction closes approximately year end, we will continue to operate as two separate, independent companies that compete against each other. It is important for us both to act and operate with the utmost integrity during this time.

o	Please do not contact Express Scripts to discuss our relationship with you.
o	We ask that you not discuss with us your relationship with Express Scripts either.
o	Also, please refrain from asking probative questions to other Cigna staff around this transaction.
•	We are committed to open communications with you as more decisions are made.

***

Non-Pharma Suppliers
•
Earlier today, Cigna announced it is acquiring Express Scripts, a pharmacy services company, to create an expanded portfolio of health services that offers greater choice, alignment and value for everyone we serve.

•
The combined company will build on the success of Cigna and Express Scripts, bringing together two innovative, complementary and customer-centric health services leaders to chart a healthier, more affordable, and more personalized health care journey for consumers.

•
We truly value our relationship with you and appreciate the services that [Supplier Name] provides. It is important for both of us to stay focused on delivering the seamless service and best in class quality for our customers and clients every day. We will depend on your continued predictability and reliability as we have in the past.  If there is concern regarding this focus on either of our teams at any time, you should contact us immediately.

•
Until the transaction closes, which is expected to close by year end 2018, we will continue to operate as two separate, independent companies that compete against each other. Therefore, it is important for us both to act and operate with the utmost integrity during this time.  We would expect you to do the same if you have business with just us or both entities or even sub-contractors to those entities.

o	Please do not contact Express Scripts to discuss our relationship with you.
o	We ask that you not discuss with us your relationship with Express Scripts either.
o	Also, please refrain from asking probative questions to other Cigna staff around this transaction.
o	We will honor all confidentiality agreements and we expect you to do the same including all sub-contractors and affiliates.
o	Again, we both need to continue to operate independently until this transaction closes.
•	We are committed to open communications with you as more decisions are made.

***
Q&A

Clients & Brokers

General
1.	What is the reason for this transaction?
•	The combined breadth of capabilities will make it easier for customers to access healthcare, by removing fragmentation and friction that makes it harder for people to improve their health.
•
The combined company will build on the success of Cigna and Express Scripts, bringing together two innovative, complementary and customer-centric health services leaders to chart a healthier, more affordable, and more personalized health care journey for consumers.

•
We are very excited about the opportunities this combination creates for our company as it underscores our belief that individuals engaged in the health care system in a connected way receive better care.

2.	What are the benefits of this transaction?
•
The combined company will build on the success of Cigna and Express Scripts, bringing together two innovative, complementary and customer-centric health services leaders to chart a healthier, more affordable, and more personalized health care journey for consumers.

o
Consumer Choice. We make it simpler for people to choose the healthiest options by offering a full suite of medical, behavioral, specialty pharmacy and other health engagement services accessible through ways that work best for the customer, from retail to digital.

▪
The combination of industry-leading specialty drug care (Note: fast growing and highest cost pharmacy category) and distribution reach will allow better access for Cigna customers, and closer connections with the physicians providing that care.

o
Patient-Provider Alignment. Using our combined delivery system partnerships, we will drive our role as the connective tissue between individuals and their health care providers, developing a more coordinated approach to an individual's health care journey, reducing complexity and creating better outcomes.

▪	Alignment of the delivery system with the pharmacy point of care for customers has further opportunity to drive better outcomes and savings.
o
Personalized Value. We make health care simpler for people by harnessing actionable insights and predictive analytics, maximizing adoption of evidence-based care and delivering industry-leading innovation to support care decisions to build health care services around customer needs.

•
The market has recognized the value of integrated offerings, including data integration across medical, pharmacy and behavioral that will enable early prediction, prevention and intervention for diseases and conditions, leading to better health care outcomes.

•
The benefits of this acquisition are clear. Through our integrated care offering, we will continue to deliver industry leading medical trend, a content rich repository of actionable data, and enhanced quality of care.

•
Both Express Scripts and Cigna bring diverse and proven capabilities to the health care value chain.  Our combined services will continue to be delivered in a manner that enables our clients and their employees to exercise choice by designing and using benefits that are tailored and priced specific to their health needs.

o
For example, the combination of the industry-leading specialty drug care and greater distribution will provide better access for Cigna customers, and closer connections with the physicians providing that care.

3.	How will this combination benefit our clients?
•
The benefits of this acquisition are clear. Through our integrated care offering, we will continue to deliver industry leading medical trend, a content rich repository of actionable data, and enhanced quality of care. Additionally, this will allow for early prediction, prevention and interventions for diseases and conditions, leading to better health care outcomes.

•	Post-closing, Cigna will continue to invest in the combined companies' PBM capabilities, including:
o	Expanded focus on service and expertise in the market to support clients and their advisors;
o	Expanded choice in the market for access points that support unique customer needs;

o	Solutions to drive appropriate utilization management and savings for clients and customers; and
o	Pricing guarantees that support the desired outcomes of drug expenditures and treatments.
•	The combined company will have expanded capabilities, a broader data set and deeper insights, and we will continue to deliver the lowest pharmacy trend among our competitors.
o	Our 0% trend in 2017 for pharmacy costs, including specialty drugs, stemmed from active management leveraging proven solutions, and driving out waste from excess supply of specialty drugs.
o	The combined company will provide sustainable value from an integrated offering that effectively utilizes our systems, processes and people.

4.	Why are we excited about this transaction?
•	The combined breadth of capabilities will make it simpler for customers to access health care by removing fragmentation and friction that makes it harder for people to improve their health.
•
We are very excited about the opportunities this combination creates for our company as it underscores our belief that individuals engaged in the health care system in a connected way receive better care.

o
Pharmacy benefits are the most frequently used of all benefits, and often times, the primary touchpoint that consumers have with the healthcare system. Consumers don't think of their personal medical care as unbundled and nor does the combined company.

▪	The combined company is a transformative investment in the belief that individuals engaged in the healthcare system want to be treated in a connected and personalized way.
▪
Providing an easy and efficient experience with the pharmacist is the expectation, and proactively connecting with the pharmacist and driving greater choices at the most affordable price point provides for a better experience.

o
Express Scripts and Cigna combined have over 1 billion interactions annually with these customers. The depth and breadth of our reach and the resulting insights enable the combined company to proactively support our clients and customers.

▪
Predictive analytics and innovation will allow us to create better care delivery through prediction, early identification, and timely interventions to keep people healthy, which will drive down costs and create better outcomes.

o	The ability to use analytics for millions of customers and their health outcomes positions us for a stronger partnership with pharmaceutical manufacturers.
o	We believe personalized medicine is the future of medical technology as:
▪	Customers have unique needs for access and treatment choices
▪	Cost containment strategies are critical to drive toward better affordability;
▪	There continues to be expanded connectivity to specialists;
▪	Customers seek to optimize their benefits (medical vs. Rx specialty dispensing, biosimilar use); and
▪	Aligning medical, pharmacy and behavioral care has proven to drive lower cost of care and improved outcomes.

5.	What does this transaction mean for me?
•
The transaction, which is expected to be completed by December 31, 2018, is subject to the approval of Cigna and Express Scripts shareholders and the satisfaction of customary closing conditions, including applicable regulatory approvals.

•
Until the transaction closes, it remains business as usual for Cigna and Express Scripts and we don't expect any changes to our business model or our interfaces with our health care providers. We will continue to operate as two separate, independent companies, focused on delivering quality health care services for our clients and customers.

o	Our clients and producers expect a high level of service and consultation from Cigna and this will not change.
o	Our client and producer relationships will not see any changes.
o	Your Client Management and Service team will not change.
o	We will continue to focus on delivering integrated solutions in the marketplace.
o	We remain committed to delivering incremental value to the marketplace through strengthened manufacturer contracts and a focus on the outcomes of drug expenditures.
o	We are confident in our solutions, and this alignment puts us on a path to improved affordability and better outcomes.
o
As the combined company evolves, your existing "go to market" team will bring all of our clients' enhanced capabilities that will drive improved affordability, a better consumer experience, and better coordination of care.

6.	Why is Cigna acquiring Express Scripts? Why now?
•
The combined company will build on the success of Cigna and Express Scripts, bringing together two innovative, complementary and customer-centric health services leaders to chart a healthier, more affordable, and more personalized health care journey for consumers.

o
The benefits of this acquisition are clear. Through our integrated care offering, we will continue to deliver industry leading medical cost trend, a content rich repository of actionable data, and enhanced quality of care. Additionally, this will allow for early prediction, prevention and interventions for diseases and conditions, leading to better health care outcomes.

•
Both Express Scripts and Cigna bring diverse and proven capabilities to the health care value chain.  Our combined services will continue to be delivered in a manner that enables our clients and their employees to exercise choice by designing and using benefits that are tailored and priced specific to their health needs.

o
For example, the combination of the industry-leading specialty drug care and greater distribution will provide better access for Cigna customers, and closer connections with the physicians providing that care.

•	Both companies have successfully and consistently helped make customers and their communities healthier, while driving greater health care affordability and simplifying a complex health care system.
•
We are very excited about the opportunities this combination creates for our company as it underscores our belief that individuals engaged in the health care system in a connected way receive better care.

7.	When can we expect the improved economics to flow to our clients? Could you quantify that on a per member basis?
•
The transaction, which is expected to be completed by December 31, 2018, is subject to the approval of Cigna and Express Scripts shareholders and the satisfaction of customary closing conditions, including applicable regulatory approvals.

•
Until the transaction closes, it remains business as usual for Cigna and Express Scripts and we will continue to operate as two separate, independent companies, focused on delivering quality health care services for our clients and customers.

•	We will keep you informed as we progress on harnessing the insights and opportunities that the combination presents for our clients and customers.

8.	Does this acquisition change Cigna's strategy/focus on the U.S. Commercial market?
•	No, this combination is completely aligned with our stated value proposition:
o	To become a Partner of choice in our focus businesses;
o	To drive the value of integration across our U.S. portfolio of businesses; and
o	To make a complex healthcare delivery system more manageable for our clients, customers and brokers.

9.	What benefits should my clients and their employees expect to gain from this transaction post-close?
•	Clients and customers should expect more alignment between Express Scripts and the delivery system to improve outcomes and affordability.
•
Clients and customers should expect Express Scripts to leverage a massive repository of data, and the insights that come from that, to help make more informed decisions and improve the health of our customers.

•	Ultimately, customers should expect Express Scripts to be a trusted partner through their healthcare journey.

10.	You touted the Anthem transaction as transformative and that never got off the ground. Why is this transformative and will it obtain DOJ approval?
•	We are confident that the Federal and State governments will be supportive of this transaction.

11.	Are the CEOs of Express Scripts and Cigna aligned on this move and its objectives?
•
Both CEOs are aligned and optimistic about the opportunities this combination presents to make customers healthier and make health care more affordable while working to make a complex health care system simpler.

12.	Given the potential disruption of this transaction why would I hesitate to take my clients Out To Bid?
•
The transaction, which is expected to be completed by December 31, 2018, is subject to the approval of Cigna and Express Scripts shareholders and the satisfaction of customary closing conditions, including applicable regulatory approvals.

•	Regardless of the timing of close, we believe:
o	Your contracts and client management team at Express Scripts and Cigna will remain intact;
o	This transaction will accelerate our path to improving outcomes and reducing costs for our mutual clients and customers; and
o	Clients and customers will benefit from more choice and insights to make more informed decisions that are personalized to their needs.

13.	Will you continue to partner with OptumRx?
•	Until the transaction closes, it remains business as usual for Cigna and Express Scripts and we will continue to operate as two separate, independent companies with our partners.
•
We are working through many of the details of this combination and what it means for our relationship with Optum Rx. We think that the combination is compelling in the value it delivers to customers and will be attractive to our partners.

14.	Will you remain agnostic about mail service, retail and promoting customer choice?
•	We are committed to providing clients and our customers choice in designing and using benefits that are tailored and priced specifically to their health needs.

15.	Will you be transitioning your mail service to Express Scripts?
•	Until the transaction closes, it remains business as usual for Cigna and Express Scripts and we will continue to operate as two separate, independent companies with our partners.
•	We are working through many of the details of this combination.
•	We think that the combination is compelling in the value it delivers to customers and will be attractive to our partners.

16.	Will you be transitioning your specialty distribution?
•	Until the transaction closes, it remains business as usual for Cigna and Express Scripts and we will continue to operate as two separate, independent companies with our partners.
•	We are working through many of the details of this combination.
•	We think that the combination is compelling in the value it delivers to customers and will be attractive to our partners.

17.	What are Cigna' plans on a commercial claims processing platform migration?
•
The team is committed to delivering the same high quality service that our partners expect through to transaction close and afterward.  Post-close, Cigna is not planning for a commercial claims processing migration in the short or medium term.

Rx Specific

18.	We have Express Scripts today on a carve-out basis. Will we be able to maintain that relationship?
•	Until the transaction closes, it remains business as usual for Cigna and Express Scripts and we will continue to operate as two separate, independent companies with our clients.
•	We are working through many of the details of this combination.
•	We think that the combination is compelling in the value it delivers to customers and will be attractive to our partners.

19.	When we will begin to see the benefit of the combination with regard to manufacturer rebates?
•	Until the transaction closes, it remains business as usual for Cigna and Express Scripts and we will continue to operate as two separate, independent companies with our clients and our partners.
•	We will commit to keeping you informed of key decisions and timing of those decisions.

20.	Who do I work with to support my new 2019/2020 client sales efforts? Will it be someone from Express Scripts or Cigna? Will there be an Express Scripts client manager for all accounts?
•	Until the transaction closes, it remains business as usual for Cigna and Express Scripts and we will continue to operate as two separate, independent companies.
•	Both Express Scripts and Cigna are committed to providing a superior level of service to both our current and prospective clients and customers.
•	Where decisions are made about the future operating model that can be disclosed, we will commit to sharing them with you.

21.	Will your maintenance medication network partner change to be Walgreens?
•	Until the transaction closes, it remains business as usual for Cigna and Express Scripts and we will continue to operate as two separate, independent companies with our clients.

***

Health Care Providers/Facilities/National Ancillaries

22.	What is being announced today?
•
Earlier today, Cigna announced it is acquiring Express Scripts, a pharmacy services company, to create an expanded portfolio of health services that offers greater choice, alignment and value for everyone we serve.

23.	Why is it happening?
•	The combined breadth of capabilities will make it simpler for customers to access health care by removing fragmentation and friction that makes it harder for people to improve their health.

•
The combined company will build on the success of Cigna and Express Scripts, bringing together two innovative, complementary and customer-centric health services leaders to chart a healthier, more affordable, and more personalized health care journey for consumers.

•
We are very excited about the opportunities this combination creates for our company, including improving holistic, personal and data-driven, value based care. We will continue to communicate with you as information becomes available. We welcome and, in fact, seek your input to help us achieve our goal of improving health, affordability, customer and provider experience.

24.	What benefits can I expect from this transaction and when?
•
This announcement does not alter our current day-to-day operations or our relationship(s) in any way. This news also does not have an impact on the benefits members have today, and does not alter any of our health plans' agreements with physicians, hospitals and other health care clinicians.

•
The benefits of this acquisition are clear. Through our combined efforts to deliver real-time, holistic information about your patients, our health care providers will be able to focus their clinical capabilities on what matters most, their patients.

o
Through real-time holistic information about their patients and ease of administration, our health care professional partners will be able to focus their clinical capabilities on what matters most, their patients, while the combined company facilitates through behind-the-scenes seamless enablement. Our joint strategy of promoting value based care will accelerate as you are given the tools to better care for your patients. These changes will occur rapidly shaped by the voices of customers, providers, clients, and other stakeholders as to what matters most to them.

25.	What reassurance can you give me that what's working well won't be disrupted?
•
Until the transaction closes, it remains business as usual for Cigna and Express Scripts and we will continue to operate as two separate, independent companies, focused on delivering quality health care services for our clients and customers.

•
This announcement does not alter our current day-to-day operations or our relationships in any way. This news also does not have an impact on the benefits members have today, and does not alter any of our health plans' agreements with physicians, hospitals and other health care clinicians.

26.	How can you help as a valued Health Care Provider?
•	Operate in a "business as usual" manner
•	Continue to deliver superior uninterrupted quality of care and focus on our patients
•	Honor all terms and conditions in our contracts

Pharma Suppliers

27.	What is being announced today?
•
Earlier today, Cigna announced it is acquiring Express Scripts, a pharmacy services company, to create an expanded portfolio of health services that offers greater choice, alignment and value for everyone we serve.

•
The combined company will build on the success of Cigna and Express Scripts, bringing together two innovative, complementary and customer-centric health services leaders to chart a healthier, more affordable, and more personalized health care journey for consumers.

•
Until the transaction closes, it remains business as usual for Cigna and Express Scripts and we will continue to operate as two separate, independent companies that compete against each other. We will also continue to honor all confidentiality agreements and are committed to communicating with you as pertinent information becomes available.

28.	Why is this happening?
•	Both companies have successfully and consistently helped make customers and their communities healthier, while driving greater health care affordability and simplifying a complex health care system.
•
The combined company will build on the success of Cigna and Express Scripts, bringing together two innovative, complementary and customer-centric health services leaders to chart a healthier, more affordable, and more personalized health care journey for consumers.

•	By building upon a successful history and solid track records of delivering tremendous value, Cigna and Express Scripts will drive toward a better future of health care.

29.	What benefits can I expect from this transaction and when?
•
Until the transaction closes, it remains business as usual for Cigna and Express Scripts and we will continue to operate as two separate, independent companies, focused on delivering strong value and seamless service for our customers and clients.

•	We value our relationship with you and appreciate the services [Supplier Name] provides.
•
It's important for both of us to stay focused on delivering seamless service and best in class quality for our customer and clients every day. We will depend on your continued predictability and reliability as we have in the past. If there is concern regarding the focus on either of our teams at any time, you should contact us immediately.

30.	What reassurance can you give me that what's working well won't be disrupted?
•
We value our relationship with you and appreciate the services [Supplier Name] provides. It's important for both of us to stay focused on delivering seamless service and best in class quality every day.  We will depend on your continued predictability and reliability as we have in the past.  If there is concern regarding this focus on either of our teams at any time, you should contact us immediately.

•
We will continue to operate our business as usual delivering quality health products and service and ensuring our employer clients and individual customers have access to the care they need.   Until the transaction closes, expected at year end 2018, we will continue to operate as two separate independent companies that compete against each other.  It is important for us to both act and operate with the utmost integrity during this time.

o	Please do not contact Express Scripts to discuss our relationship with you
o	We ask that you not discuss with us - your relationship with Express Scripts either.

o	Also, please refrain from asking probative questions to our other Cigna staff around this transaction.
•	We are committed to open communications with you as more decisions are made.

Non-Pharma Suppliers

31.	What is being announced today?
•
Earlier today, Cigna announced it is acquiring Express Scripts, a pharmacy services company, to create an expanded portfolio of health services that offers greater choice, alignment and value for everyone we serve.

•
The combined company will build on the success of Cigna and Express Scripts, bringing together two innovative, complementary and customer-centric health services leaders to chart a healthier, more affordable, and more personalized health care journey for consumers.

•	Until the transaction closes, we continue to honor all confidentiality agreements. We are committed to communicating with you as pertinent information becomes available.

32.	Why is this happening?
•	Both companies have successfully and consistently helped make customers and their communities healthier, while driving greater health care affordability and simplifying a complex health care system.
•
The combined company will build on the success of Cigna and Express Scripts, bringing together two innovative, complementary and customer-centric health services leaders to chart a healthier, more affordable, and more personalized health care journey for consumers.

•	By building upon a successful history and solid track records of delivering tremendous value, Cigna and Express Scripts will drive toward a better future of health care.

33.	What benefits can I expect from this transaction and when?
•
Until the transaction closes, it remains business as usual for Cigna and Express Scripts and we will continue to operate as two separate, independent companies, focused on delivering strong value and seamless service for our customers and clients.

•	We value our relationship with you and appreciate the services [supplier] provides.
•
It's important for both of us to stay focused on providing seamless service and quality for our customer and clients for the services we receive from you. We will depend on [Supplier's] continued focus on ensuring predictability and reliability of its services.

34.	What reassurance can you give me that what's working well won't be disrupted?
•	We value our relationship with [Supplier] and appreciate the services [Supplier] provides.
•
It's important for both of us to stay focused on delivering seamless service and best in class quality for our customer and clients every day. We will depend on your continued predictability and reliability as we have in the past. If there is concern regarding the focus on either of our teams at any time, you should contact us immediately.

•
Until the transaction closes, which is expected to close by year end, we will continue to operate as two separate independent companies that compete against each other. Therefore, it is important for us to operate with the utmost integrity during this time.   We would expect you to do the same if you have business with just us or both entities or even sub-contractors to those entities.

35.	How can you help as a valued Supplier?
•	Please do not contact Express Scripts to discuss our relationship with you.
•	We ask that you not discuss us with if you have a relationship with Express Scripts.
•	Also, refrain from asking probative questions to other Cigna staff around this transaction.
•	We will honor all confidentiality agreements and we expect you to do the same including all sub-contractors and affiliates.
•	We will continue to operate in a "business as usual" manner.
•	As we learn more, as appropriate, we will continue to communicate with you. Until then, it is business as usual.

***

FORWARD LOOKING STATEMENTS
Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the "SEC") and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.
Forward-looking statements, including as they relate to Express Scripts ("Express Scripts") or Cigna ("Cigna"), the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts and Cigna do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:
•
the inability of Express Scripts and Cigna to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	a longer time than anticipated to consummate the proposed merger;
•	problems regarding the successful integration of the businesses of Express Scripts and Cigna;
•	unexpected costs regarding the proposed merger;
•	diversion of management's attention from ongoing business operations and opportunities;
•	potential litigation associated with the proposed merger;
•	the ability to retain key personnel;
•	the availability of financing;
•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and

•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts and Cigna.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts and Cigna described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, the newly formed company which will become the holding company following the transaction ("Holdco") intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Cigna and Express Scripts that also constitutes a prospectus of Holdco. Cigna and Express Scripts also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco, Cigna and Express Scripts with the SEC at the SEC's website at www.sec.gov. Copies of documents filed with the SEC by Cigna will be available free of charge on Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION
Cigna (and, in some instances, Holdco) and Express Scripts and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna (and, in some instances, Holdco) in Cigna's Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its preliminary proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 2, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts' directors and executive officers in Express Scripts' Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2017 Annual Meeting, which was filed with the SEC on March 17, 2017. You may obtain free copies of these documents at the SEC's website at www.sec.gov, at Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

NO OFFER OR SOLICITATION
This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.